Exhibit 99.2

A2Z Cust2Mate Solutions Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2026

(Expressed in U.S. Dollars)

November 12, 2026

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The following Management’s Discussion and Analysis (“MD&A”) for A2Z Cust2Mate Solutions Corp (“A2Z” or the “Company”) is prepared as of November 12, 2026, and relates to the financial condition and results of operations of the Company for the three and nine months ended September 30, 2026. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the Company’s audited consolidated annual financial statements for the year ended December 31, 2025, and with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“collectively IFRS Accounting Standards or IFRS”).

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting”.

All amounts are presented in United States dollars (“USD” or “$”), the Company’s presentation currency, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. Readers are cautioned not to put undue reliance on forward-looking statements.

Overview

A2Z CUST2MATE SOLUTIONS CORP. (the “Company”) was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) (“BCBCA”), on January 15, 2018 under the name ECC Ventures 1 Corp. (“ECC1”). On July 20, 2020, the Company changed its name to “A2Z Smart Technologies Corp.” and on August 12, 2024, the Company changed its name to “A2Z Cust2Mate Solutions Corp.” to better reflect the Company’s business plan.

The Company’s principal place of business and its registered and records office of the Company is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3;. The Company has appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, NY 10168, as its agent for service of process in the United States.

Our website address is www.cust2mate.com. Information contained on, or accessible through, our website is not a part of this interim report and the inclusion of our website address in this interim report is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Similar information can also be found under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/home/.

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B.	Business Overview

Business of the Company

The Company’s shares trade on the NASDAQ under the symbol AZ and is transforming in-store retail through a connected in-store commerce platform that brings together shopper engagement, retail media, retail purchase data and in-store intelligence.

At the center of the Company’s connected in-store commerce platform is its AI-powered Smart Cart, which creates a continuous digital connection with shoppers throughout their in-store journey. The platform enhances and simplifies shopping, enables retailers and brands to engage shoppers, delivers targeted retail media and offers at the point of decision, and captures real-time purchase data and intelligence related to in-store shopper behavior.

Retail media is a growing part of the Company’s business, building on its digital in-store touchpoints, media inventory, shopper journey data and measurement capabilities. The Company brings together technology, data and commercial capabilities to create new ways for retailers and brands to engage shoppers, monetize the physical store and measure impacts closer to the point of purchase.

A2Z Cust2Mate combines advanced software, AI, computer vision and purpose-built hardware in a modular platform designed for enterprise-scale deployment and chain-wide operations. The company works with retailers, brands and partners across multiple markets to bring connected, data-driven personalized experiences to physical stores and create new opportunities for revenue growth, retail media monetization, operational efficiency and loss mitigation.

The Cust2Mate Platform

The Cust2Mate platform is a connected in-store commerce platform that enables retailers to digitize the in-store shopping journey through smart cart-based shopper engagement, centralized platform management, retail media messaging and in-store intelligence. The platform combines connected shopper technology, software, infrastructure and retailer integrations to support product identification, basket management, flexible checkout, personalized shopper engagement and real-time operational visibility, while helping retailers improve operational efficiency and generate actionable shopper insights.

The Cust2Mate platform combines scanning, computer vision, security scales and AI-based basket validation technologies with a detachable, large screen smartpanel that provides shoppers with real-time shopping information, personalized engagement, retail media messaging and flexible checkout capabilities. The platform is designed to support accurate product identification, reduce operational friction and integrate with retailers’ existing technology infrastructure.

For retailers, the Cust2Mate platform provides centralized operational visibility, supports efficient store operations, strengthens product identification and loss prevention, enables retail media and in-store intelligence, and generates actionable data insights into shopper behavior. The platform is designed to help retailers increase shopper engagement, support larger basket sizes and improved product mix through personalized digital interactions, and integrate with existing technology infrastructure, including point-of-sale, product, pricing, loyalty and payment systems.

The Cust2Mate Platform also supports retail media messaging, enabling retailers and brand partners to deliver targeted promotions, advertisements and other digital content throughout the shopping journey, while creating additional revenue opportunities and enhancing shopper engagement.

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During the second quarter, we unveiled our next-generation Connected In-Store Commerce Platform, marking a significant evolution from a product-centric offering to a unified enterprise platform for modern retail. The platform connects shopper engagement, store operations, retail media and in-store intelligence through a scalable architecture designed for efficient manufacturing, large-scale deployment and chain-wide operations. Built on four connected platform elements and three integrated solutions—ShopMate, MediaMate and InsightMate—the platform is designed to support retailers’ digital transformation while creating new recurring revenue opportunities.

The Cust2Mate platform supports multiple cart configurations, ranging from 75-liter to 275-liter formats, allowing retailers to deploy a consistent technology platform across different store formats and shopping missions. All configurations are built on the same detachable SmartPanel architecture, software platform and security capabilities, providing flexibility to meet the operational needs of supermarkets, urban grocery stores, drugstores, duty-free shops and other retail environments.

The Company utilizes third-party manufacturing partners and dedicated production facilities to manufacture its products, enabling scalable production and supply chain and supporting global customer deployments.

In January 2026, we launched a dedicated Retail Media Division to advance a business model that combines smart cart subscriptions with retail media and digital commerce services. Through the Cust2Mate platform, the Company monetizes its technology through two primary revenue streams: (i) recurring smart cart subscriptions and (ii) retail media and related digital services.

The Company generates revenue through a combination of platform hardware sales and recurring subscription fees under multi-year customer agreements. In addition, the Company expects to generate recurring revenue from retail media and related digital services delivered through the Cust2Mate platform, serving both existing platform customers and additional retail media customers.

In-store marketing and advertising (Hedia)

On October 6, 2026, the Company announced the completion of its acquisition of Hedia Ltd. (“Hedia”), an Israeli in-store retail media business. Hedia provides retail media services, including advertiser sales, campaign planning and execution, shopper marketing, digital signage, electronic shelf labels and in-store promotional activities. Hedia generated audited revenues of approximately $20 million for the year ended December 31, 2025. The acquisition is intended to expand the Company’s retail media operations by combining Hedia’s existing advertiser relationships, sales infrastructure and campaign execution capabilities with the Company’s Smart Cart technology and connected in-store commerce platform. The results of Hedia will be included in the Company’s consolidated financial statements from the acquisition date and accordingly did not contribute to the Company’s financial results for the nine months ended September 30, 2026.

Hedia is an Israeli retail media, in-store marketing and advertising company established in 1988, specializing in the development, management and execution of marketing and branding solutions within physical retail environments. Hedia provides services to leading retail chains, consumer goods manufacturers, suppliers and brands across a range of sectors, including supermarkets, pharmacies, convenience stores and other retail formats. Its operations focus on connecting brands with consumers at the point of purchase through the management and commercialization of in-store advertising space, promotional campaigns and retail media networks. Hedia maintains established relationships with major Israeli retailers and international and domestic consumer brands, providing access to advertising opportunities across an extensive network of retail locations throughout Israel.

Hedia offers a comprehensive range of retail media and marketing solutions, encompassing traditional point-of-sale advertising, digital signage, interactive displays, electronic shelf labels, smart shelving solutions and other in-store promotional technologies. Its services include campaign strategy and planning, creative design, production, installation, media management and ongoing campaign execution. Hedia manages advertising campaigns across multiple retail locations, utilizing both physical and digital advertising channels, including shelf displays, branded promotional areas, digital screens and interactive consumer engagement platforms. Through its digital retail media capabilities, Hedia enables retailers and advertisers to deliver targeted promotional content, manage advertising campaigns centrally and incorporate data-driven technologies into the physical shopping environment.

Following its acquisition by the Company, Hedia’s operations are expected to complement the Company’s existing Smart Cart technology and retail media platform. The combination is intended to integrate Hedia’s established relationships with retailers and advertisers, commercial infrastructure and experience in managing in-store advertising campaigns with the Company’s digital commerce technology, Smart Cart advertising capabilities and data analytics. Management believes that this integration will provide opportunities to expand the Company’s retail media offerings across multiple in-store advertising channels, including Smart Cart displays, digital signage and other physical and digital touchpoints, while supporting the development of additional advertising revenue streams. The realization of these opportunities will depend on the successful integration of Hedia’s operations and the Company’s ability to execute its retail media strategy.

Significant developments during the period

On January 2, 2026, the Company announced that Bentsur Joseph stepped down from his role as director and Chairman of the Board of Directors of the company and all its subsidiaries, effective December 31, 2025. Gadi Graus was appointed as Interim Chairman immediately following Mr. Joseph’s resignation.

On January 5, 2026, we announced that the Company’s smart carts will be available at select stores of Migros Ticaret A.S. The timing of the deployment remains uncertain, pending the resolution of certain internal point-of-sale software integration matters by Migros.

On January 7, 2026, the Board of Directors of the Company approved a repurchase program allowing the Company to purchase through the facilities of the NASDAQ, $20 million of Common Shares of the Company up to a value of $20 million but not to represent more than 20% of the “public float”, through to April 7, 2026, which was extended on March 27, 2026 to July 6, 2026 and on July 6, 2026 to December 31, 2026 (the “Buyback”). Oppenheimer & Co. Inc. served as the Company’s advisor and dealer manager in respect of the Buyback. As of July 30, 2026, the Company completed the cancellation of 1,066,541 treasury shares with a value of $6.7 million (net of commissions), previously acquired under its Buyback program.

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On January 12, 2026, the Company announced its expansion into the toy retail sector with purchase orders from Toys “R” Us Israel and The Red Pirate, two leading Israeli toy retail chains. The retailers have ordered a total of 2,000 A2Z Cust2Mate smart carts, paying monthly fees over a 60 month period, with a minimum contract value of $15 million, not including additional retail media revenues. Deployment is scheduled to commence during the first quarter of 2027.

On January 14, 2026, the Company announced the launch of a dedicated Retail Media Division.

On April 6, 2026, the Company entered a five-year strategic agreement, valued at approximately $50 million, to deploy 4000 smart carts across Carrefour Israel stores, alongside a comprehensive data, retail media and digital services collaboration. The rollout was expected to commence in the third quarter of 2026 across nine Carrefour Israel flagship stores and includes end to end delivery of smart carts, charging infrastructure, advanced software systems, as well as full implementation, training, and long-term support.

In October 2026, the Company announced that it was renegotiating the terms and conditions of its previously announced Carrefour Israel purchase order. Discussions remain ongoing, and there can be no assurance as to whether or when the order will proceed.

On April 7, 2026, the Company received formal notice from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the annual meeting requirement for continued listing set forth in Nasdaq’s Listing Rule 5620.

On April 30, 2026, the Company and HaStock, a leading and fast-growing home goods retail chain in Israel, with over 50 stores nationwide, announced the deployment of 2,000 Cust2Mate smart shopping carts, at three key stores in Haifa, Beer Sheba, and Petach Tikva. Over the five-year agreement, smart cart revenues are expected to exceed US$21M. In addition, the agreement includes a comprehensive collaboration across data, retail media, and digital services to be managed by A2Z Cust2mate. The companies will share in the resulting revenue. During the second quarter of 2026 we delivered 950 units and in the third quarter of 2026 we delivered 400 units.

On May 5, 2026, the Company announced new retail media agreements to advertise leading brands Under Armor, Santa Barbara Polo Club, Slazenger, Rollox and SwissBrand on its smart cart shopping platform in Israel, further accelerating the expansion of its Retail Media business.

On May 14, 2026, the Company announced that it had received a firm proposal from one of Israel’s largest commercial banks, to provide a $30 million line of credit to support the large-scale manufacturing and deployment of its smart shopping carts. The financing facility, provided under standard commercial terms, will allow Cust2Mate to manufacture its smart carts at scale without the need to raise additional equity capital or utilize existing cash reserves, supporting the Company’s continued expansion into global markets. As of September 30, 2026, the Company has used NIS 10.8 million ($3.5 million) under the facility.

On June 11, 2026, the Company announced that its dedicated mass production facilities in China had become fully operational, with large-scale manufacturing now underway. This milestone significantly expands the Company’s production capacity, shortens lead times and enhances manufacturing efficiency, providing the capability to support increasing customer demand and larger-scale deployments across multiple markets. With manufacturing now operating at scale, the Company has commenced shipments to support both existing customer rollouts and new deployments.

On July 13, 2026, the Company announced the appointment of Gadi Levin as the new CFO, Mr. Levin brings a wealth of public company experience and a proven track record of disciplined financial management and corporate development.

In late July 2026, the Company commenced an organizational realignment designed to align its cost structure with the next phase of its commercial growth. As development of its next-generation platform reaches maturity, the Company is reducing resources in certain research and development and administrative functions while expanding its deployment, sales and customer-facing capabilities. Once fully implemented, management expects these initiatives to reduce annual operating expenses by approximately $7 million, while preserving the Company’s core technology, customer support and delivery capabilities.

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On August 11, 2026, the Company announced a follow-on purchase order from Sapir Group, for an additional 4,000 Cust2Mate smart shopping carts, expanding Sapir Group’s total commitment to 7,000 smart carts. The follow-on order brings the total value of Sapir Group’s orders to approximately $84 million over the life of the agreements (approximately 5 years).

On August 19, 2026, the Company announced that it had received a follow-on purchase order from HaStock, an Israeli home goods retail chain, for an additional 1,050 Cust2Mate Smart Carts. The additional order increased HaStock’s total commitment to 3,050 Smart Carts, following its initial order for 2,000 units. The follow-on order is subject to the same terms as the original five-year agreement and has an estimated additional contract value of approximately $11 million over the agreement term. The agreement also provides for collaboration in data, retail media and digital services, with the Company and HaStock sharing revenues generated from these activities. Deliveries under the original purchase order had commenced prior to the announcement.

On August 27, 2026, the Company announced that it had entered into an additional in-store retail media agreement with HaStock, expanding the scope of the companies’ existing commercial relationship. Under the agreement, the Company obtained the rights to manage and commercialize in-store retail media and advertising opportunities across HaStock’s retail locations, in addition to the Smart Cart-based advertising rights previously granted to the Company. The agreement has an initial term of 24 months and enables the Company to offer advertising opportunities to brands and suppliers across additional in-store media channels. The arrangement is intended to expand the Company’s retail media inventory and support the development of additional advertising revenue streams alongside its Smart Cart operations.

As indicated above, on October 6, 2026, the Company announced the completion of its acquisition of Hedia Ltd. (“Hedia”), an Israeli in-store retail media business.

Commercial Execution and Growth Initiatives

During the first half of 2026, the Company continued to make progress in executing its commercial growth strategy through increased customer deployments, expansion of its operational capabilities and continued investment in its commercialization infrastructure.

During the third quarter, the Company delivered approximately 2,000 Smart Carts, compared to 950 Smart Carts during the second quarter of 2026 and 500 units during the first quarter of 2026, bringing cumulative deliveries to approximately 5,350 units as at September 30, 2026. Based on its existing contracted backlog and purchase orders, the Company continues to expect to deliver approximately 10,000 Smart Carts by the end of 2026 and approximately 19,000 Smart Carts by the end of 2027.

These targets are based on existing customer commitments and do not include potential future customer contracts or order expansions. (Forward-looking information.)

The Company also continued to expand deployments with both new and existing customers. During the second quarter, the Company commenced deliveries to HaStock, one of Israel’s largest home goods retailers, and delivered approximately half of the 2,000 Smart Carts covered under the customer’s initial order. During the third quarter, the Company also commenced deliveries to the Sapir Group under its previously announced order for approximately 3,000 Smart Carts. In addition, the Company expects to continue deliveries during the first half of 2027 to previously announced customers, including Toys “R” Us Israel and The Red Pirate, supporting continued growth in its installed base.

To support increasing deployment activity, the Company continued to strengthen its operational infrastructure. During the second and third quarters of 2026, further progress was made in developing the Company’s regional operational hubs in Panama and Bulgaria, including enhancements to deployment processes, customer support capabilities and regional logistics. These hubs are expected to support future international deployments and improve execution as customer rollouts continue to expand.

Looking ahead, the Company continues to pursue opportunities outside Israel and expects to commence deployments with two or more retailers outside Israel by the end of Q1, 2027. Management believes that its expanded manufacturing capacity, strengthened operational infrastructure and growing installed customer base position the Company to support continued commercial expansion across multiple markets.

Acquisition of Hedia

On October 6, 2026, the Company announced that it has completed the acquisition of Hedia Ltd (“Hedia”), a leading Israeli retail media company.

Hedia is an established, profitable and cash-generating retail media business, with FY25 audited revenue of approximately $20 million. Founded in 1988, Hedia provides end-to-end in-store retail media capabilities, combining an established advertiser sales organization with campaign planning and execution, shopper marketing, digital in-store media (digital signage and Electronic Shelf Labels (ESL)), physical retail activations, production and nationwide implementation. Hedia has longstanding relationships with leading Israeli retailers, as well as major international consumer brands, including Unilever, Kimberly-Clark, Procter & Gamble, Nike and Henkel.

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The acquisition is a logical expansion for A2Z’s retail media business, combining Cust2Mate’s smart cart technology, digital in-store retail media inventory, shopper journey data, retailer relationships and measurement capabilities with Hedia’s advertiser relationships, sales organization and campaign execution capabilities. The combined business is designed to provide an integrated retail media platform for planning, selling, executing and measuring in-store campaigns.

The combined business is intended to:

●	accelerate the development of A2Z’s retail media solution;
●	expand A2Z’s retail media sales and campaign execution capabilities;
●	monetize A2Z’s retail media inventory through Hedia’s network of leading global advertisers; and
●	create new retail media offerings across smart carts, digital screens, ESLs and in-store activations.

Following completion of the acquisition, Hedia will continue operating under its existing brand. Meron Gal will continue as CEO of Hedia and lead its Israeli retail media operations, while Ofer Gal will remain Hedia’s Chairman and will continue to be strategically involved in developing future retail media opportunities.

Transaction Terms

A2Z paid approximately $8,400 in cash and issued 833,333 Common Shares (fair value: $4,975) to the sellers, subject to a lockup period of up to 36 months.

The sellers are also eligible to receive up to approximately ILS 20 million ($6,527) in additional performance-based cash consideration, subject to achievement of agreed targets for 2027 and 2028 (“Hedia Earn-out Consideration”).

The common shares issued to the sellers have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

In connection with the Hedia Acquisition, the Company and Hedia, received financing facilities in the aggregate amount of ILS 21.6 million ($7,052) as follows: (i) ILS 7.6 million ($2,481) from Bank Hapoalim (received in September 2026) - The loan bears a fixed annual interest rate of 5.25%, is not linked to any index, and is repayable in a single principal payment on March 30, 2028. Interest is payable in 18 monthly installments; and (ii) ILS 14 million ($4,571) from Bank Mizrahi (received in October 2026) – the loan is to be repaid over 5 years and bears annual interest of Prime + 2.25%, payments commence in January 2027.

In addition, Hedia obtained a line of credit of up to ILS 14 million from Bank Mizrahi to replace its existing lines of credit. This line of credit will bear interest at an annual rate of Prime + 1.5%.

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Results of operations for the three and nine months ended September 30, 2026, and 2025 (in thousands of U.S. Dollars, (unaudited):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Revenues	$10,932	$1,547	$20,153	$4,254
Cost of revenues	(7,276)	(1,021)	(13,846)	(2,878)
Gross profit	3,656	526	6,307	1,376

Expenses:
Research and development costs	$(2,936)	$(1,582)	$(9,857)	$(6,812)
Sales and marketing costs	(2,318)	(413)	(7,188)	(1,669)
General and administration expenses	(5,244)	(2,644)	(11,721)	(10,380)
Operating loss	(6,842)	(4,113)	(22,459)	(17,485)

Gain (loss) on revaluation of warrant liabilities	-	2,830	-	(905)
Financial income (expense), net	277	(116)	277	71
Net loss for the period from continuing operations	(6,565)	(1,399)	(22,182)	(18,319)
Net loss for the period from discontinued operations	-	-	-	(2,425)
Net loss for the period	$(6,565)	$(1,399)	$(22,182)	$(20,744)

Less: Net loss attributable to non-controlling interests	(102)	(94)	(490)	(503)
Net loss attributable to controlling shareholders	(6,463)	(1,305)	(21,692)	(20,241)
Net loss for the period	$(6,565)	$(1,399)	$(22,182)	$(20,744)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(1,775)	(1,296)	876	(760)
Other comprehensive income (loss)	(1,775)	(1,296)	876	(760)

Total comprehensive loss for the period	(8,340)	(2,695)	(21,306)	(21,504)

Less: Comprehensive loss attributable to non-controlling interests	(102)	(94)	(490)	(503)
Comprehensive loss attributable to the Company’s shareholders	(8,238)	(2,601)	(20,816)	(21,001)
	$(8,340)	$(2,695)	$(21,306)	$(21,504)
Basic and diluted loss per share from continuing operations	$(0.15)	$(0.04)	$(0.49)	$(0.51)
Basic and diluted loss per share from discontinued operations	$-	$-	$-	$(0.07)

Weighted average number of shares outstanding	44,071,020	36,797,579	44,161,444	35,063,498

Three months ended September 30, 2026, compared to the three months ended September 30, 2025 (unaudited, in thousands of U.S. Dollars):

Revenues

	Three months ended
	September 30,
	2026	2025

Smart Carts	$9,576	$212
Precision Metal Parts	1,356	1,335
	$10,932	$1,547

Revenues for the three months ended September 30, 2026, were $10,932 thousand, compared to $1,547 thousand for the three months ended September 30, 2025. The increase of $9,385 thousand was primarily attributable to higher revenues from the Cust2Mate platform as the Company continues to deliver more smart carts to its customers each quarter.

While revenues from the smart cart division are currently derived from only a few customers, revenues from the Company’s precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the three months ended September 30, 2026, was $7,276 thousand, compared to $1,021 thousand for the three months ended September 30, 2025. The increase of $6,255 thousand was primarily associated with the higher volume of Cust2Mate platform revenue. Gross margin was largely unchanged between the two periods.

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Research and development expenses

Research and development expenses relate to the Company’s Cust2Mate product. Most of these expenses relate to payroll and outsourced software engineers who work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $2,936 thousand for the three months ended September 30, 2026, compared to $1,582 thousand for the three months ended September 30, 2025, an increase of $1,354 thousand.

Sales and marketing expenses

Sales and marketing expenses were $2,318 thousand for the three months ended September 30, 2026, compared to $413 thousand for the three months ended September 30, 2025, an increase of $1,905 thousand.

General and administrative expenses

General and administrative expenses were $5,244 thousand for the three months ended September 30, 2026, compared to $2,644 thousand for the three months ended September 30, 2025, an increase of $2,600 thousand.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the three months ended September 30, 2026, was $Nil thousand as compared to a gain of $2,830 thousand for the three months ended September 30, 2025.

Financial income (expenses), net

Financial income, net, for the three months ended September 30, 2026, were $277 thousand, compared to financial expenses, net, of $116 thousand for the three months ended September 30, 2025.

Nine months ended September 30, 2026, compared to the nine months ended September 30, 2025 (unaudited, in thousands of U.S. Dollars):

Revenues

	Nine months ended
	September 30,
	2026	2025

Smart Carts	$16,439	$586
Precision Metal Parts	3,714	3,668
	$20,153	$4,254

Revenues for the nine months ended September 30, 2026, were $20,153 thousand, compared to $4,254 thousand for the nine months ended September 30, 2025. The increase of $15,899 thousand was primarily attributable to higher revenues from the Cust2Mate platform as the Company continues to deliver more smart carts to its customers each quarter.

While revenues from the smart cart division are currently derived from a few customers, revenues from the Company’s precision metal parts segments are derived from hundreds of customers.

Cost of revenues

Cost of revenues for the nine months ended September 30, 2026, was $13,846 thousand, compared to $2,878 thousand for the nine months ended September 30, 2025. The increase of $10,968 thousand was primarily associated with higher Cust2Mate platform revenue. Gross margin was largely unchanged between the two periods.

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Research and development expenses

Research and development expenses related to the Company’s Cust2Mate product. Most of these expenses relate to payroll and outsourced software engineers who work on integrating future customers’ point of sales systems to the Company’s software.

Research and development expenses were $9,857 thousand for the nine months ended September 30, 2026, compared to $6,812 thousand for the nine months ended September 30, 2025, an increase of $3,045 thousand.

Sales and marketing expenses

Sales and marketing expenses were $7,188 thousand for the nine months ended September 30, 2026, compared to $1,669 thousand for the nine months ended September 30, 2025, an increase of $5,519 thousand.

General and administrative expenses

General and administrative expenses were $11,721 thousand for the nine months ended September 30, 2026, compared to $10,380 thousand for the nine months ended September 30, 2025, an increase of $1,341 thousand.

Loss on revaluation of warrant liability

Loss on revaluation of warrant liability for the nine months ended September 30, 2026, was $Nil thousand as compared to a loss of $905 thousand for the nine months ended September 30, 2025.

Financial income (expenses), net

Financial income, net, for the nine months ended September 30, 2026, were $277 thousand, compared to financial income, net, of $71 thousand for the nine months ended September 30, 2025.

REVIEW OF QUARTERLY RESULTS

(In thousands, unaudited)	30/09/2026	30/06/2026	31/03/2026	31/12/2025
Total revenues	$10,932	$5,904	$3,317	$3,647
Gross profit (loss)	$3,656	$2,512	$139	$(282)
Total comprehensive loss	$(8,340)	$(5,261)	$(7,705)	$(18,303)
Basic and diluted loss per share	$(0.15)	$(0.16)	$(0.18)	$(0.42)

(In thousands, unaudited)	30/09/2025	30/06/2025	31/03/2025	31/12/2024
Total revenues	$1,547	$1,160	$1,547	$1,420
Gross profit	$526	$270	$580	$790
Total comprehensive loss	$(2,695)	$(12,865)	$(5,944)	$(11,879)
Basic and diluted loss per share	$(0.04)	$(0.31)	$(0.16)	$(0.40)

Planned transition from IFRS to U.S. GAAP

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as permitted for foreign private issuers under the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

As previously disclosed, the Company had considered transitioning from IFRS to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Following a review of the anticipated costs, operational requirements and potential benefits of such a transition, management has determined that continuing to report under IFRS is in the best interests of the Company at this time. In reaching this conclusion, management considered, among other factors, the additional resources and costs associated with the transition and the fact that IFRS remains an internationally recognized financial reporting framework accepted by the SEC for foreign private issuers.

Accordingly, the Company no longer intends to pursue the transition to U.S. GAAP and will continue preparing its financial statements in accordance with IFRS.

Liquidity, Capital Resources and Going Concern

The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of September 30, 2026, the Company had accumulated losses of $159,879 thousand and a net loss in the amount of $22,182 thousand for the nine months ended September 30, 2026. As of the date of the issuance of the accompanied condensed consolidated interim financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations and therefore depends on fundraising from new and existing investors to finance its activities.

The Company’s primary capital management objectives are to maintain sufficient liquidity to support its ongoing operations, fund its growth initiatives and meet its financial obligations as they become due. The Company continues to expand its commercial operations and increase revenues, while managing its operating expenditures and working capital requirements. In addition to its existing cash resources and operating cash flows, the Company has established financing arrangements, including bank credit facilities, to support the manufacturing and deployment of its products and its ongoing business activities. These financing arrangements provide the Company with additional financial flexibility as it continues to execute its growth strategy.

The Company expects to continue expanding its operations over the next 12 to 24 months, supported by increasing revenues, existing cash resources and available financing facilities. While the Company may continue to incur operating losses as it scales its business, management believes that its current financial resources, together with available credit facilities and anticipated cash flows from operations, will be sufficient to fund its planned operations and meet its financial obligations for at least the next 12 months from the date of issuance of these financial statements. The Company continues to monitor its liquidity position, working capital requirements and capital allocation to ensure that its financial resources are appropriately managed in support of its business objectives.

Borrowings

On June 14, 2026, Cust2Mate signed a financing arrangement with a leading Israeli Bank Leumi le-Israel B.M (“Bank Leumi”), pursuant to which the Bank Leumi has committed to provide aggregate facilities of up to NIS 92 million ($30.893 million) to finance inventory purchases for specified strategic customers.

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65% of the facility is available for 12 months and the balance for a 24-month period, subject to customary terms and conditions. Drawdowns will be repaid over periods of up to 36 months. Borrowings bear interest at a rate of prime +4% per annum. The Company incurred a one-time arrangement fee of NIS 368,000 ($124 thousand) upon establishment of the facility.

Cust2Mate has a NIS 10 million ($3.265 million) security deposit (classified as Restricted Cash in the Consolidated Statement of Position) pledged in favor of Bank Leumi as collateral for secured inventory financing arrangements. The restricted cash is not available for general corporate purposes without the lender’s consent and has been presented as a current asset because it supports the Company’s ordinary working-capital cycle and revolving inventory financing activities.

As of September 30, 2026, Cust2Mate had drawn NIS 10.8 million ($3.526 million) under the Bank Leumi facility. Of the related carrying amount, $1.175 million was classified as current and $2.231 million as non-current. The undrawn commitment was NIS 81.2 million ($26.510 million).

The agreements contain customary affirmative and negative covenants, including requirements to provide periodic financial information, maintain legal existence and operating licenses, preserve insurance coverage, comply with applicable laws and regulations, and refrain from granting additional liens or encumbrances without prior approval. In addition, the Company has also granted a lien over certain customer agreements in favor of the Bank Leumi.

On September 30, 2026, the Company, through Cust2Mate entered into a financing agreement with Bank Hapoalim B.M. (“Bank Hapoalim”) for a loan of NIS 7.6 million ($2.481 million) to finance the Hedia Acquisition.

The loan bears a fixed annual interest rate of 5.25%, is not linked to any index, and is repayable in a single principal payment on March 30, 2028. Interest is payable in 18 monthly installments. The Company incurred a one-time arrangement fee of NIS 11,400 ($4,000).

As security for the loan, A2Z Advanced Solutions Ltd. executed a deed of pledge in favor of Bank Hapoalim, providing for a first-ranking fixed charge over certain bank deposits and related rights.

As of September 30, 2026, the outstanding principal balance amounted to NIS 7.6 million ($2.481 million) and recorded as a long-term liability.

In connection with the Hedia Acquisition completed on October 6, 2026, the Company and Hedia obtained additional financing from Bank Mizrahi, consisting of a NIS 14 million ($4.571 million) term loan received in October 2026. The loan bears interest at the Israeli prime rate plus 2.25% per annum and is repayable over five years, with repayments commencing in January 2027.

In addition, Hedia obtained a credit facility of up to NIS 14 million from Bank Mizrahi to replace its existing credit facilities. The facility is available on demand and bears interest at the Israeli prime rate plus 1.5% per annum.

On November 4, 2026, the Company received an additional ILS 3.8 million ($1.245 million) in respect of its Inventory Credit Line.

Following the equity raised during the year ended December 31, 2025, and the above mentioned debt financing, the Company has sufficient working capital for at least the next 12 months from the date of this report.

Cash flows

During the nine months ended September 30, 2026, cash and cash equivalents increased by $12,143 thousand before the effects of foreign exchange movements, compared to an increase of $32,488 thousand during the nine months ended September 30, 2025.

Operating activities - net cash used in operating activities during the nine months ended September 30, 2026, was $33,393 thousand, compared to $13,694 thousand for the nine months ended September 30, 2025. Cash used in operations was affected by the net loss, an increase in long-term trade receivables and changes in working capital.

Investing activities - net cash provided by investing activities during the nine months ended September 30, 2026, was $46,310 thousand, compared to net cash used in investing activities of $28,286 thousand during the nine months ended September 30, 2025. The 2026 amount primarily reflects net proceeds from financial assets, partly offset by an increase in restricted cash and purchases of property, plant and equipment.

Financing activities - net cash used in financing activities during the nine months ended September 30, 2026, was $774 thousand, compared to net cash provided by financing activities of $74,468 thousand during the nine months ended September 30, 2025. The 2026 cash flows included purchases of treasury stock of $6,701 thousand, proceeds from loans of $6,048 thousand, warrant exercises of $946 thousand, option exercises of $201 thousand, lease payments of $1,072 thousand and loan repayments of $196 thousand.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its Common Shares and does not expect to pay such dividends in the foreseeable future.

Management of Capital

The Company’s main use for liquidity is to fund the development of its programs and working capital purposes. These activities include research and development, product development, sales and marketing and administrative costs. The primary source of liquidity has been from financing activities to date. The ability to fund operations, to make planned capital expenditures and execute the growth/acquisition strategy depends on the future operating performance and cash flows, which are subject to prevailing economic conditions, regulatory and financial, business and other factors, some of which are beyond the Company’s control.

The Company intends to grow rapidly and expand its operations within the next 12 to 24 months. This growth, along with the expectation of operating at a loss for at minimum the next 12 months, will diminish the Company’s working capital. To the extent that the Company raises further capital, any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to and has the ability to reduce the scope of its operations or anticipated expansion.

Off-Balance Sheet Arrangements

None.

Tabular Disclosure of Contractual Obligations

The Company has contractual obligations arising in the ordinary course of business, including lease obligations, financing arrangements and purchase commitments. There have been no material changes from those disclosed in the Annual Report other than those described elsewhere in this MD&A.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates from the information provided in the MD&A section in our Annual Report.

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MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company. As such, we maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings is recorded, processed, summarized, and reported within the time periods specified by the Canadian Securities Administrators rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management’s report on internal controls over financial reporting

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining effective internal controls over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During 2025, six key control areas were tested. Based on testing performed, controls over cash, equity, payroll and financial reporting were determined to be effective however, material weaknesses were identified in controls over procurement to pay and inventory management and counts.

To remediate the material weakness in our internal controls noted above, we have commenced remedial measures and are taking additional measures to remediate this material weakness. First, during the first quarter of 2026, we rolled out an enhanced financial and accounting system. Second, we have hired additional personnel. Third, we have strengthened our controls over procurement to pay and inventory management and counts. Consistent with our stage of development, we continue to rely on risk-mitigating procedures during our financial closing process in order to provide comfort that the financial statements are presented fairly in accordance with IFRS. Improvements continued into the third quarter as well.

There were no other changes (other than what has been reported above) in internal control over financial reporting during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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CURRENT SHARE DATA

A2Z is authorized to issue an unlimited number of Common Shares. As of the date of this MD&A there were 45,017,299(*) Common Shares issued and outstanding. In addition, the following warrants and options were outstanding:

Outstanding as of the date of this report		Date of expiry	Exercise price USD

183,751	Warrants	January 29, 2030	$8.00
324,625	Warrants	September 16, 2030	$10.00
360,000	Options	August 2, 2032	$6.27
120,000	Options	August 21, 2032	$7.05
220,000	Options	January 4, 2033	$2.91
100,000	Options	January 4, 2033	$2.91
40,000	Options	November 25, 2027	$3.54
81,000	Options	April 18, 2033	$2.82
311,001	Options	August 14, 2034	$1.78
105,000	Options	January 15, 2035	$6.40
500,000	Options	February 2, 2035	$6.40
30,000	Options	June 20, 2035	$1.775
147,001	Options	June 20, 2035	$6.40
137,333	Options	October 9, 2035	$8.00
500,000	Options	December 30, 2035	$6.00
1,195,500	Options	December 30, 2035	$8.00
25,000	Options	March 27, 2036	$8.00
50,000	Options	February 6, 2027	$7.00
50,000	Options	February 6, 2027	$10.00
4,480,211

(*) On January 7, 2026, the Board of Directors of the Company approved a repurchase program allowing the Company to purchase through the facilities of the NASDAQ, $20 million of Common Shares of the Company up to a value of $20 million but not to represent more than 20% of the “public float”, through to April 7, 2026, which was extended on March 27, 2026 to July 6, 2026 and on July 6, 2026 to December 31, 2026 (the “Buyback”). Oppenheimer & Co. Inc. served as the Company’s advisor and dealer manager in respect of the Buyback. As of July 30, 2026, the Company completed the cancellation of 1,066,541 treasury shares with a value of $6.7 million (net of commissions), previously acquired under its Buyback program.

RISKS

Dilution

The Company has limited financial resources and has financed its operations primarily through the sale of securities such as Common Shares. The Company may need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company’s existing shareholders.

Capital and Liquidity Risk

The Company may require additional financing in the future. There can be no assurance that additional debt or equity financing will be available on acceptable terms or at all.

Acquisition and Expansion Risk

The Company intends to expand its operations through organic growth, adaptation of its technology and products to the civilian markets, development of new technologies and depending on certain conditions, by identifying a proposed acquisition.

Dependence on Key Personnel

Loss of certain members of the executive team or key operational leaders of the company could have a disruptive effect on the implementation of the Company’s business strategy and the efficient running of day-to-day operations until their replacement is found. Recruiting personnel is time consuming and expensive and the competition for professionals is intense.

The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, which may restrict its growth potential.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of applicable Canadian securities laws. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company is available for viewing on SEDAR+ at www.sedarplus.ca/home/.

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